

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 24, 2008

Chen Minhua
Chief Executive Officer
China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

> **Re:** **China Yida Holding, Co.**
> **Amendment No. 1 to Form S-1**
> **Filed July 8, 2008**
> **File No. 333-150665**

Dear Mr. Minhua:

We have reviewed your amended filing and response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are continuing to evaluate your response to comment one in our letter dated June 5, 2008. Please supplement your analysis by discussing the percentage of shares currently held by non-affiliates that the shares being registered represent.

2. We note your disclosure on page 3, indicating there are 48,084,486 shares of common stock outstanding prior to the current offering. However, on page 26, you state that "As of June 23, 2008, 68,084,487 shares of common stock are issued and

outstanding." Please explain this discrepancy and/or revise your disclosure accordingly.

Prospectus Summary, page 1

3. We note your response to comment five in our letter dated June 5, 2008; however, you moved the detailed information from the prospectus summary to the prospectus cover page. Move this additional information from the prospectus cover page to the prospectus summary and limit the prospectus cover page to one page.

4. Revise the chart showing your corporate structure to include the company and Fujian Yintai Tourism Co. Ltd. Use the same shortened, corporate names in the chart as you use throughout the prospectus to avoid confusion. Reconcile the chart with your disclosure in the fifth paragraph on page ii that suggests that Fujian Jintai Tourism Development Co., Ltd. is a subsidiary of Fuzhou Hongda Commercial Services Co. Ltd.

5. Include in the summary financial information your results for the three months ended March 31, 2008.

Risk Factors, page 6

Risks Relating to the People's Republic of China, page 9

6. We note your response to comment 17 in our letter dated June 5, 2008; however, the term "primary" is still included in the disclosure. Please revise accordingly.

Item 7. Selling Security Holders, page 15

7. Delete your statement that the prospectus covers any escrow shares released in connection with the Make Good Agreement.

8. As the warrants are currently exercisable, include the shares issuable upon exercise of the warrants in the beneficial ownership amounts of the selling security holders. In addition, since you have registered the shares issuable upon exercise of the warrants, include these shares in the shares to be offered by the selling security holders.

Item 11. Information with Respect to the Registrant, page 19

Description of Business, page 19

9. We note your references in the notes to the financial statements to Fujian Yintai Tourism Co., a new subsidiary incorporated in March 2008. Please discuss Yintai in the body of the prospectus and explain its role in your business. Identify the tourist attraction that it will operate in Fujian.

10. We note disclosure on page F-13 of your notes to financial statements for the three months ended March 31, 2008 of a recent construction contract entered into for the development of Zhuangyuanyan resort. We also note disclosure on page F-14 regarding two marketing promotion agreements with two tour agents. Please provide disclosure regarding these projects and agreements, and discuss in your management's discussion and analysis how it will affect your operations.

Business, page 19

11. Identify the persons who own and control Fujian Jiaoguang Media Co., Ltd. and explain how they are affiliated with the company. Provide the disclosure required by Regulation S-K Item 404 regarding this relationship under "Certain Relationships and Related Transactions" on page 35.

Status of Publicly Announced New Products/Services, page 23

12. Please remove any references throughout your prospectus that you "own" the Great Golden Lake.

Management's Discussion and Analysis…, page 29

Our Business, page 29

13. We note your response to comment 56 in our letter dated June 5, 2008. Please include the explanation and information provided in your response letter in your management's discussion and analysis.

14. We note your response to comment 57 in our letter dated June 5, 2008. As the "Great Golden Lake" is your only tourist attraction, please remove the statement that it is one of your biggest tourist attractions.

Results of Operations, page 29

15. Discuss your results of operations for the three months ended March 31, 2008.

16. Discuss your results on a segment basis in addition to a consolidated basis.

Directors and Executive Officers, page 33

17. Clarify whether Mr. Chen Minhua, Ms. Fan Yanling and Mr. Lin Yongxi are also directors of the company. In this regard, in the headings to their biographies, you only refer to their directorships and other positions with Hong Kong Yitat International Investment Co., Ltd.

18. Disclose the periods of time that your executive officers and directors have served in such positions with the company. See Regulation S-K Item 401(a) and (b).

19. Identify any positions held by your officers and directors with any of your subsidiaries or with Fujian Jiaoguang Media Co., Ltd.

Executive Compensation, page 35

20. Please confirm that you have disclosed all compensation earned by or paid to your named executive officers for all services rendered in all capacities to the company and its subsidiaries. Refer to Regulation S-K Item 402(m)(1).

21. Please separately disclose director compensation. Provide the narrative discussion required by Regulation S-K Item 402(4)(3).

22. Disclose the material terms of your employment agreement with Peter Zheng. Disclose that Mr. Zheng will only be working for you on a part-time basis. Clarify whether Mr. Zheng is currently employed at PricewaterhouseCoopers Bejing or elsewhere. If not, remove your reference to his clients.

Certain Relationships and Related Party Transactions, page 35

23. Identify the affiliate company whose loan you have guaranteed. Disclose what business you transact with Jinyang Company and Xinhengji that generates the receivables due from these entities.

Consolidated Financial Statements—Fiscal Years Ended December 31, 2007 and 2006

24. We note your response to comment 50 in our letter dated June 5, 2008. Disclose how the company accounts for the costs incurred in acquiring and producing programs for FETV. For example, tell us and disclose whether the costs incurred in acquiring and producing programs are capitalized and amortized over the license period or projected useful life of the programming. If not capitalized, tell us how you account for the acquired program license or the television programming costs, such as direct production costs, production overhead and acquisition costs.

25. We note your response to comment 53 in our letter dated June 5, 2008. Please also disclose in summary form the pertinent rights and privileges of the securities outstanding.

Consolidated Financial Statements for the Periods Ended March 31, 2008 and 2007

Note 6. Intangible Assets, page F-13

26. We note your "use right" agreement for 30 outside billboards. Please explain to us how you determined that the costs related to this agreement should be capitalized as an intangible asset rather than expensed on a yearly basis as an operating lease.

Note 16. Shareholders' Equity, page F-18

2) Equity Transactions

27. Explain to us in detail, and disclose in abbreviated form, your analysis of the classification provisions of EITF 00-19 with respect to warrants attached to the common stock issued in the March 7, 2008 financing transaction.

Item 15. Recent Sales of Unregistered Securities, page II-1

28. Please disclose the reasons for the issuance of shares on February 29, 2008 to the prior shareholders of Keenway and the consideration paid.

Item 16. Exhibits and Financial Statement Schedules, page II-2

29. Please revise footnote (4) to the exhibits list to refer to the Form 8-K filed on April 25, 2008. Revise footnote (5) to refer to the Form 8-K filed on November 26, 2007.

Signatures

30. We note your response to comment 70 in our letter dated June 5, 2008. It is still unclear why you disclose that Mr. Chen Minhua is your Chief Financial Officer under his signature on behalf of the registrant. Please advise.

        Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Collin Webster, Staff Attorney, at (202) 551-3522, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                              Sincerely,

                              /s/Larry Spirgel
                              Assistant Director

cc: via facsimile (732-577-1188)
        Eric Stein, Esq.
        Anslow & Jaclin, LLP